UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*


                           GAME FINANCIAL CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   36464P 10 7
                                 (CUSIP Number)

                                 GARY A. DACHIS
                           GAME FINANCIAL CORPORATION
                            13705 FIRST AVENUE NORTH
                               PLYMOUTH, MN 55441
                                 (612) 476-8500
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following page(s))

                                  SCHEDULE 13G

CUSIP No. 36464P 10 7
--------------------------------------------------------------------------------
(1)      Names of Reporting Persons
         and S.S. or I.R.S. Identification No. of Above Persons:

                  Gary A. Dachis            S.S.N.: ***-**-****
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group
                                                               (a)      [  ]
                                                               (b)      [  ]
--------------------------------------------------------------------------------
(3)      SEC Use Only


--------------------------------------------------------------------------------
(4)      Citizenship or Place of Organization

                  United States of America
--------------------------------------------------------------------------------
Number of         (5)      Sole Voting Power              -0- shares
Shares            --------------------------------------------------------------
Beneficially      (6)      Shared Voting Power            -0- shares
Owned by          --------------------------------------------------------------
Each              (7)      Sole Dispositive Power         -0- shares
Reporting         --------------------------------------------------------------
Person With:      (8)      Shared Dispositive Power       -0- shares
--------------------------------------------------------------------------------
(9)      Aggregate Amount Beneficially Owned by Each Reporting Person

                  -0- shares
--------------------------------------------------------------------------------
(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares   [  ]
         (See instructions)

--------------------------------------------------------------------------------
(11)     Percent of Class Represented by Amount in Row (9)

                  -0-%
--------------------------------------------------------------------------------
(12)     Type of Reporting Person

                  IN
--------------------------------------------------------------------------------

ITEM 1(a).        NAME OF ISSUER

                  Game Financial Corporation


ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  13705 First Avenue North, Suite 100
                  Minneapolis, MN 55441


ITEM 2(a).        NAME OF PERSON FILING

                  Gary A. Dachis


ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                  13705 First Avenue North, Suite 100
                  Minneapolis, MN 55441


ITEM 2(c).        CITIZENSHIP

                  United States of America


ITEM 2(d).        TITLE OF CLASS OF SECURITIES

                  Common Stock, $.01 par value


ITEM 2(d).        CUSIP NO.

                  36464P 10 7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

[  ]  (a)         Broker or Dealer registered under Section 15 of the Act;

[  ]  (b)         Bank as defined in Section 3(a)(6) of the Act;

[  ]  (c)         Insurance Company as defined in Section 3(a)(19) of the Act;

[  ]  (d)         Investment Company registered under Section 8 of the
                  Investment Company Act;

[  ]  (e)         Investment Adviser registered under Section 203 of the
                  Investment Advisers Act of 1940;

[  ]  (f)         Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                  1974 or Endowment fund; see Rule 13d-1(b)(1)(ii)(F);

[  ]  (g)         Parent Holding Company, in accordance with Rule
                  13d-1(b)(ii)(G) (Note: See Item 7); or

[  ]  (h)         Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

                  Not applicable.

ITEM 4.           OWNERSHIP

         The following information is provided as of December 15, 1997:


         (a)      Amount Beneficially Owned:                                          -0- shares

         (b)      Percent of Class:                                                         -0-%

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct vote:                      -0- shares

                  (ii)     Shared power to vote or to direct the vote                 -0- shares

                  (iii)    Sole power to dispose or to direct the disposition of:     -0- shares

                  (iv)     Shared power to dispose or to direct the disposition of:   -0- shares


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                  ANOTHER PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                  GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 15, 1997


                                                 /s/ Gary A. Dachis
                                                 -----------------------------
                                                 Gary A. Dachis